Room 4561

March 27, 2006

Mr. Leonard M. Fertig
Chief Executive Officer
Futuremedia Public Limited Company
Nile House, Nile Street
Brighton, East Sussex BN1 1HW
England

Re: Futuremedia Public Limited Company
Amendment No. 3 to Registration Statement on Form F-3 filed March 24, 2006
File No. 333-131314

Dear Mr. Fertig:

We have reviewed your amended filing and have the following additional comment.

Amendment No. 3 to Registration Statement on Form F-3

1.   We note your revised disclosure regarding the entry into an agreement to acquire Button
Communications Group on March 23, 2006 as well as your determination that
shareholder approval is no longer necessary with respect to your acquisition of EBC. As
it appears that these transactions are probable, please tell us what the significance of
these acquisitions will be to your business for purposes of Rule 3-05(b)(4)(i) of
Regulation S-X. In this regard, we note that if an acquisition will be more than 50%
significant, you would be required to include or incorporate by reference the information
required by Rule 3-05 and Article 11 of Regulation S-X before your registration
statement is declared effective. Please see Item 5(b)(1)(i) of Form F-3, Rules 3-
05(a)(1)(i) and 11-01(a)(2) of Regulation S-X.

                            *   *   *   *

        As appropriate, please amend your registration statement, as necessary, in response to
these comments. You may wish to provide us with marked copies of the amendment to expedite
our review. Please furnish a cover letter with your amendment that keys your responses to our
comments and provides any requested supplemental information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after reviewing
your amendment and responses to our comments.

You may contact Daniel Lee at (202) 551-3477 with any questions. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: <u>Via Facsimile</u>
       Mark A. Dorff, Esq.
       Brown Rudnick Berlack Israels LLP
       Facsimile: + 44 20 7851 6100

       Daniel Gusenoff, Esq.
       Brown Rudnick Berlack Israels LLP
       Facsimile: (617) 856-8201